Exhibit 107

Calculation of Filing Fee Tables

SC TO-I/A

(Form Type)

THE KOREA FUND, INC.

(Exact Name of Registrant as Specified in its Charter)

Table 1 - Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee

Fees to Be Paid	$15,960,094.95	0.00014760	$2,355.71 (b)

Fees Previously Paid	$16,108,865		$2,377.67 (a)

Total Transaction Valuation	$15,960,094.95

Total Fees Due for Filing			$2,355.71 (b)

Total Fees Previously Paid			$2,377.67 (b)

Total Fee Offsets			-

Net Fee Due			$0.00

(a)  Previously calculated as the aggregate maximum purchase price to be paid for Shares in the offer. The fee of $2,377.67 was paid in connection with the filing of the Schedule TO-I by The Korea Fund Inc. (File No. 005-36819) on August 16, 2024 (the “Schedule TO”). This amendment to the Schedule TO is being filed to report the results of the offer.

(b)  Calculated at $147.60 per $1,000,000 of the transaction value.